Exhibit 99.1

Yintech to Form Joint Venture with SINA

SHANGHAI, CHINA, July 7, 2017 — Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual customers in China, today announced that it has entered into an agreement (the “Agreement”) to form a financial software, information and services joint venture with SINA Corporation (NASDAQ: SINA) (“SINA”), a leading online media company serving China and the global Chinese communities.

Pursuant to the Agreement, Yintech and SINA will take a 51.0% and 49.0% equity stake, respectively, in SINA Caidao (Shanghai) Information Technology Co., Ltd. (“SINA Caidao”) after completing a series of reorganization and capital increases, through which SINA Caidao’s paid-in capital will be enlarged to RMB200.0 million. SINA Caidao will focus on providing financial software, information and services to individual investors seeking investments in securities, wealth management, futures and gold products. The reorganization and capital increase is expected to complete in the third quarter of 2017. SINA Caidao is expected to begin generating revenue in the fourth quarter of 2017.

“Our joint venture with SINA is another step in our strategy to become a provider of diversified investment and trading services to individuals in China,” commented Mr. Wenbin Chen, Chairman and CEO of Yintech. “As we expand our service offerings, we particularly value the experience and highly successful businesses SINA has incubated as well as their extensive online media and social networking resources. Leveraging these resources and combining them with our deep understanding of, and extensive experience in serving Chinese individual investors, we are confident that our joint venture will have the support needed to rapidly grow into a market leader.”

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s annual report on Form 20-F for the year ended December 31, 2016. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual customers in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of services for the trading of gold and other spot commodities.

For investor and media inquiries, please contact:

Yintech

Investor Relations Department
Phone: +86 21 2028 9009 ext 8270
E-mail: ir@baidao.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com